Exhibit 4.26

AMENDMENT #2

This AMENDMENT #2 TO AMENDED AND RESTATED DISTRIBUTION AND MARKETING AGREEMENT (the “Amendment”), effective as of November 5, 2019 (the “Amendment Effective Date”), is made by and between TAIMED BIOLOGICS INC., a Taiwan corporation with the registered company address at 3F, No. 607, Ruiguang Road, Neihu District, Taipei City 11492, Taiwan, R.O.C. (“TaiMed”), and THERATECHNOLOGIES INC., a Canadian corporation organized under the laws of the Province of Quebec having its head office and principal place of business located at 2015 Peel Street, 5th floor, in the City of Montreal, Province of Quebec, Canada H3A 1T8 (“Theratechnologies”).

WHEREAS, TaiMed and Theratechnologies are parties to an Amended and Restated Distribution and Marketing Agreement dated the 6th day of March, 2017, as amended effective November 6, 2018 (collectively, the “Agreement”); and

WHEREAS, TaiMed and Theratechnologies desire to amend the terms and conditions of the Agreement governing, amongst other things, the manufacture and delivery of the Product in the European Territory.

NOW, THEREFORE, in consideration of the mutual covenants set forth below (and for good and valuable consideration the receipt and sufficiency of which both parties hereby acknowledge), TaiMed and Theratechnologies agree (and hereby amend the Agreement) as follows:

1.  Definitions. All initially capitalized terms used but not defined in this Amendment have the meanings given in the Agreement, except that where explicitly stated, as used in this Amendment, “Sections” will refer to the sections of this Amendment rather than those of the Agreement. As used in this Amendment and the Agreement, the terms “include, Includes,” “including” and derivative forms of them shall be deemed followed by the phrase “without limitation”.

2.  Amendment to Section 5.2.1

Section 5.2.1 of the Agreement is hereby deleted in its entirety and replaced with the following new Section 5.2.1:

“Product. TaiMed shall be responsible, at its cost and expense, for the Regulatory Activities related to the packaging and Product Labels and Inserts for the Product in the United States until Marketing Approval of the Product in the United States. Theratechnologies shall be responsible, at its cost and expense, for the Regulatory Activities related to the packaging and Product Labels and Inserts for the Product in Canada and in the European Territory. Theratechnologies shall, at its cost and expense, provide the proposed layout for the packaging and Product Labels and Inserts for the Product and its proposed artwork, including its corporate name and any related logos for the United States, Canada and the European Territory. After Marketing Approval of the Product in the United States, Theratechnologies shall be responsible, at its cost and expense, for the Regulatory Activities related to the packaging and Product Labels and Inserts for the Product in the United States and TaiMed shall be responsible, at its cost and expense, for producing, or having produced, the packaging and Product Labels and Inserts for the Product in the United States in accordance with any instructions communicated by Theratechnologies from time to time. TaiMed shall also be responsible, at its cost and expense, for producing, or having produced, the packaging and Product Labels and Inserts for the Product in Canada in accordance with any instructions communicated by Theratechnologies from time to time. Theratechnologies shall be responsible, at TaiMed’s cost and expenses, for producing, or having produced, the packaging and Product Labels and Inserts for the Product in the European Territory. In the event that any changes are to be made to the packaging and/or Product Labels and Inserts for the Product after Marketing Approval of such Product in the United States, or at any time in Canada or in the European Territory, Theratechnologies shall discuss all such changes in good faith with TaiMed and, at Theratechnologies’ sole cost and expense, Theratechnologies shall be responsible for ensuring compliance with all applicable Laws and for conducting all Regulatory Activities related thereto with any Governmental Bodies. Theratechnologies shall provide to TaiMed samples of the final packaging and Product Labels and Inserts for the Product after such discussion which shall then replace the prior version of such packaging and Product Labels and Inserts in order for TaiMed to produce, or having produced, at its cost and expense, for the United States and Canada, such final packaging and Product Labels and Inserts within the delay prescribed by the Competent Governmental Body to implement the change or up to the date the inventory of manufactured Product as of that date is sold, without exceeding             thereafter. Theratechnologies shall be responsible, at TaiMed’s cost and expense, to produce, or having produced, such final packaging and Product Labels and Inserts for the European Territory.”

3.  Amendment to Section 6.1.2

Section 6.1.2 of the Agreement is hereby deleted in its entirety and replaced with the following new Section 6.1.2:

“Quality Requirements. All Product supplied by TaiMed will be tested, manufactured and released in accordance with all applicable quality standards and cGMP requirements. All Product supplied to Theratechnologies for the North American Territory shall be in the relevant Product packaging and Product Labels and Inserts as provided in Section 5.2 of the Agreement. All Product supplied to Theratechnologies for the European Territory shall be in unmarked vials (brite stock) and Theratechnologies shall, itself or through a Designee, at TaiMed’s cost and expense, test, package, label and release the Product using the Product Labels and Inserts referred to in Section 5.2 of the Agreement. Except as provided in this Amendment, TaiMed shall be responsible, at its cost and expense, for all Regulatory Activities related to the manufacturing and supply of the Product.”

4.  Amendment to Section 6.2.2

Paragraph (a) of Section 6.2.2 of the Agreement is hereby deleted in its entirety and replaced with the following new paragraph (a):

“(a) be delivered to Theratechnologies in final, finished form in the relevant product packaging and Product Label and Insert for such Product (including all secondary packaging) for the North American Territory and in unmarked vials (brite stock) for the European Territory,”

5.  Amendment to Section 6.4.5

Section 6.4.5 of the Agreement is hereby deleted in its entirety and replaced with the following new Section 6.4.5:

“Delivery. Delivery of Product by TaiMed shall be              at Theratechnologies’ designated facilities in the North American Territory as provided in the purchase order (which shall also refer to the quantity to be delivered in each Country). Delivery of Product by TaiMed for the European Territory shall be              at Theratechnologies’ designated European airport entry, before custom clearance. Title of product and risk of loss shall be transferred to Theratechnologies                      . TaiMed’s Manufacturing Designee will include with each shipment of Product the current material safety data sheet and a certificate of analysis reasonably acceptable to Theratechnologies, which shall, among other things, certify that each such Product meets all applicable specifications upon delivery.”

6.  Amendment to Section 6.5

Section 6.5 of the Agreement is hereby deleted in its entirety and replaced with the following new Section 6.5:

“Manufacturing Designees

The use by TaiMed of a Manufacturing Designee in connection with the manufacture and supply of Product to Theratechnologies and its Affiliates and Designees for the North American Territory pursuant to this Article 6 (including Third Parties that manufacture, package, supply, test or release the Product, and second source suppliers of the Product) shall not relieve TaiMed of any of its obligations under this Agreement, and TaiMed shall remain primarily liable and responsible for all acts and omissions of such Manufacturing Designees as if they were acts or omissions of

TaiMed under this Agreement. TaiMed shall ensure that any Manufacturing Designee is bound by valid and enforceable written agreements that are not inconsistent with the applicable terms and conditions set out in this Agreement, including all applicable obligations, covenants and agreements of TaiMed set forth in this Article 6 relating to the manufacture, testing, release, delivery and supply of the Product (regardless whether any such obligation, covenant or agreement set forth herein refers only to TaiMed or also references a Manufacturing Designee). Theratechnologies shall have the right to request a copy of any agreement between TaiMed and a Manufacturing Designee in connection with the manufacture and supply of Product to Theratechnologies, provided that TaiMed may redact therefrom any financial terms or other similar type of information or any confidential information in such agreement. Any such agreement with a Manufacturing Designee shall include the right of Theratechnologies, its Affiliates and their representatives to visit and inspect the facilities of such Manufacturing Designee at which the Product (or parts thereof) are manufactured, packaged, supplied, tested or released on, and subject to, the same terms and conditions applicable to any facility of TaiMed under Section 6.1. The use by Theratechnologies of a Third Party Designee in connection with activities related to the manufacture and supply of Product for the European Territory pursuant to this Article 6 (including Third Parties that package, supply, test or release the Product, and second source suppliers of the Product) shall relieve TaiMed of any of its obligations under this Agreement for the manufacturing and supply activities carried out by such Third Party Designee, except that TaiMed shall be responsible for all costs and expenses of such Third Party Designee retained by Theratechnologies in connection with activities related to the manufacture and supply of Product for the European Territory.”

7.  New Section 8.9

A new Section 8.9 shall be added to the Agreement which new section shall read as follows:

“Full-Time Employee for European Territory

In connection with the work to be carried out by Theratechnologies in the European Territory, TaiMed hereby agrees                        . For the purpose of this Agreement, the           and the              shall report to Theratechnologies without TaiMed’s supervision.” The Job Description of           and the              shall not include any activities related to sales and marketing.

8.  Assignment

Notwithstanding the terms of Section 16.2.1 of the Agreement, TaiMed hereby agrees and consents to the assignment by Theratechnologies to its Affiliate, Theratechnologies International Limited, of its rights and obligations contained in the Agreement related to the European Territory only, provided that such assignment shall not relieve Theratechnologies of any of its obligations under this Agreement related to the European Territory; Theratechnologies hereby agrees and consents to the assignment by TaiMed to its Affiliate, TaiMed Biologics USA, Inc., of its rights and obligations contained in the Agreement related to the United States only; provided that such assignment shall not relieve TaiMed of any of its obligations under this Agreement related to the United States.

9.  Legal Miscellany

(a)  This Amendment shall come into effect on the Amendment Effective Date and shall terminate or expire concurrently with the termination or expiration of the Agreement.

(b)  This Amendment amends the Agreement as explicitly stated above, but does not otherwise alter the Agreement or its interpretation. Except as expressly modified and/or amended herein, all of the terms, covenants and conditions contained in the Agreement shall remain unchanged and in full force and effect.

(c)  The term “Agreement”, as used in the Agreement, and all other instruments and agreements executed thereunder after the Amendment Effective Date shall for all purposes refer to the Agreement as amended by this Amendment.

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate.

THERATECHNOLOGIES INC.		TAIMED BIOLOGICS INC.

Per:	/s/ Luc Tanguay	Per:	/s/ James N. Chang

Per:	/s/ Philippe Dubuc